U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-A

GENERAL FORM FOR REGISTRATION OF SECURITIES
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

Mizati Luxury Alloy Wheels, Inc.
(Name of Small Business Issuer in its charter)

California	95-4841349
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

c/o Hazel Chu
1681 West 2nd Street
Pomona, CA	91766
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: 909-525-1368
Issuer's facsimile number: 909-525-1369

Copies to:
Tomer Tal, Esq.
New Venture Attorneys, P.C.
5 Sierra Gate Plaza Suite 330
Roseville, CA 95678
(916) 782-1424

Securities to be registered under Section 12(g) of the Exchange Act:
Title of each class	Name of Exchange on which to be so
registered each class is to be registered
Common Stock, par value $.0001	NASDAQ OTC BB

Securities to be registered under Section 12(b) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

Table of Contents

The cross-reference table below identifies where the items required by Form 10 can be found in the statement.

Item No.	Item Caption	Location in Form 10

1	Description of Business	page 3
1A	Risk Factors	page 9
2	Management, Discussion, and Analysis	page 19
3	Description of Property	page 26
4	Security Ownership of Certain Beneficial	page 27
Owners and Management
5	Directors, Executive Officers, Promoters,	page 27
and Control Persons
6	Executive Compensation	page 28
7	Certain Relationships and Related Transactions	page 29
8	Legal Proceedings	page 29
9	Market for Common Equity and Related	page 29
Stockholder Matters
10	Recent Sale of Unregistered Securities	page 30
11	Description of Securities	page 31
12	Indemnification of Officers and Directors	page 32
13	Financial Statements	page 33
	Report of Registered Independent Auditors	F-2
	Notes to Consolidated Financial Statements	F-8
14	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	page 34
Exhibit 3.1	Restated Articles of Incorporation of Mizati Luxury Alloy Wheels
Exhibit 3.2	By-Laws

ITEM 1. DESCRIPTION OF BUSINESS.

(a) Business Development

Mizati Luxury Alloy Wheels (“Mizati”, “we”, “us”, “our”, the "Company" or the "Registrant") was incorporated in the State of California in January 2001. We are a designer, importer, and wholesaler of custom alloy wheels for cars, SUV’s and light pickups. Since its inception in 2001, Mizati has grown from a small organization to a company generating millions of dollars annually in sales. In addition, to expanding revenue, Mizati has grown both its distributor base and internally over the years.

(b) Business of Issuer

The Company operates in the wheels, tires, and suspension segment of the specialty automotive equipment market. The Company’s mission is to be the premier brand and designated source for high-quality, value-priced wheels, rims, and automotive accessories in the United States within the next three to five years, while also penetrating into international markets. Mizati works with three factories out of China that supply all of the raw materials as well as the finished product. These factories are Nanjing Huashun Co. Ltd, Jiangsu Kaite Auto Parts Co. Ltd, and Jiangsu Dare World Light Alloy Co. Ltd.

The Specialty Equipment market is best defined by what it allows consumers to do which is customize and personalize their vehicles with custom parts and accessories.. Not to be confused with the automotive aftermarket which encompasses repair and replacement parts, automotive specialty-equipment products are not purchased out of choice rather than necessity. According to a Specialty Equipment Marketing Association (SEMA) study, the wheels, tires, and suspension segment of this market has grown at annual rate of approximately 8% over the last decade with annual sales of $9.2 billion in 2007. In 2007, this segment composed 24% of the Specialty Equipment Market. The custom wheel market is generally divided into five product categories; aluminum wheels, composite wheels, modular wheels, steel wheels and custom wheel accessories. Information regarding the source can be found in the report titled, “2007 SEMA Market Study” by Jim Spoonhower. This is available to SEMA members only on the sema website, www.sema.org.

Based on Mizati’s 2007 revenues of $4.35 million, the company comprises approximately 0.047% of the wheels, tires, and suspension segment. For the fiscal year ended 2007, the company’s net loss was $996,044. The revenue and net loss for the interim period (six months ended June 30, 2008) was $1.72 million and $516,031 respectively.

The wheel industry was historically founded on the basis of racing and performance products and was originally driven by street racing and hot rods. Over time, the industry has shifted away from performance attributes and instead become more of an urban style-driven market and a discrete off-road market.

The Company’s products are targeted at four discrete categories of purchaser:

➢
Light trucks: The light-truck market is that part of the industry that produces and sells the parts that change the appearance, performance and/or handling of light-trucks (pickups, vans, and sport utility vehicles). This niche is the largest of all in this segment.

➢	Street performance: The street performance market is focused on high performance modern cars such as the Ford Mustang ™ and the Chevrolet Corvette ™.
➢	Restyling: The restyling market involves the aftermarket addition of products, such as wheels, to new vehicles.
➢	The “off road” market which is comprised of sport utility vehicles and larger off road trucks.

Target Market

The urban lifestyles market is generally comprised of enthusiasts who are trend-conscious and place a heavy emphasis on style. This market can be impulse-buy oriented and its purchase decisions are influenced by radio, television programs, and popular publications. In addition to this particular market, we also cater to car enthusiasts. The general demographic of this market are males ranging from ages 18-35 and is all encompassing in terms of ethnic backgrounds. We have noted a recent shift trending towards a greater number of purchases by females.

Products

The Company has three lines of wheel products for cars, trucks, and sport utility vehicles. The lines are identified as the Mizati, Hero, and Zati product lines.

The Zati line is comprised of six products – the Fix, Blast Furious, Drift, Piper, Strength and Galan. The Hero line is comprised of ten products which are the Rebel, Rogue, Ronin, Saint, Sage, Savant, Salient, Seer, Maestro and Amore. The Mizati line is comprised of fifteen products which are the Ace, Apollo, Double D, Klick, Lotus, Face Off, Fusion, Manza, I Candy, Illuminati, Stix, X ta C, Toro, Grand and Grande.

Currently, the Company’s product pipeline is composed of one-piece alloy wheels ranging from 18” to 26” in diameter of various widths. One-piece cast wheels are manufactured using a simple and rapid production process where the rim and the center is molded as one integral unit thereby eliminating the costs associated with an outside supplier of outer rims and reduced assembly and handling costs.

The majority of our wheels are chrome, but we do carry certain styles in black or silver. In the wheel industry, sizing tends to dictate pricing. For example, the larger the wheel, the greater the price, and the higher the profit margin. Our wheels range anywhere from $120 for an 18” to $425 for a 26”. However, we do provide volume discounts for bulk shipments to our distributors.

We continually assess industry trends, the marketplace and product positioning. The Company is committed to adding selected new product lines in order to build its customer loyalty into a broader based business. Mizati currently has three different product lines: Mizati, Hero, and Zati. By manufacturing three separate lines, Mizati has improved its ability to retain larger accounts by offering exclusivity of a particular line to selected distributors.

As we develop new designs for 2009, we will focus on differentiating the product lines. Mizati will be our high end line with sleek and innovative designs in one piece molds and as well as offroad designs. We will also develop a smaller line to include 17” wheels. Hero will be all chrome, one-piece wheels whose styles reflect current trends in the industry. Zati line will be composed mainly of painted wheels which allow consumers to color match wheels to their vehicle.

Sales Cycle

Our sales tend to be seasonal in nature based on a nine month sales cycle. Industry sales usually ramp up in February and begin to slow down in October. This is due in large part to the annual SEMA show in November where distributors are eager to see and place orders for next year’s lines. In addition, increment weather in late fall and winter reduces demand for aftermarket wheels. The introduction of new products coincides with the industry wide “nine month sales cycle”.

Distribution

We distribute our products through wheel and tire distributors both nationwide and internationally. Through our distribution network, products are available for retail purchase at wheel stores as well as some of the major tire stores including Firestone, America’s Tire, Les Schwab Tire Center and Discount Tires. Geographically, the largest markets for our products are Southern California, Texas and Florida. Our five largest distributors are spread over the following states and countries: Texas, North Carolina, California, and Mexico. Mizati has successfully established distribution of its products in key regions of the United States.

We currently have 307 distributors that sell our products. Our top five distributors based on total sales for 2007 are ETI: $657,562, Avante: $496,928, Southern Wheel Distributors: $332,161, Rent A Wheel: $240,854, and Savas Wholesale Inc: $235,506. As a total percentage of 2007 sales, these top five distributors composed the following, respectively: 15%, 11.4%, 7.6%, 5.5%, and 5.4%. As we expand our outside sales force nationwide over the next couple years, we expect be able to penetrate into new markets. Our revenue base is well diversified in that no distributor makes up the majority of our revenues. It is spread relatively evenly across our total distributor base. This revenue mix ensures that the loss of a key account would not adversely impact our total revenue.

Manufacturing

We work with three separate manufacturing facilities in China which are located in Jiang Su and the Nanjin provinces. Our three manufacturing partners are Nanjing Huashun Co. Ltd, Jiangsu Kaite Auto Parts Co. Ltd, and Jiangsu Dare World Light Alloy Co. Ltd. This allows for redundancy in the event that one manufacturer is unable to timely manufacture our products. Orders are generally delivered to our warehouse within 45 days of order placement. New wheel designs can take up to 75 days for shipment due to the time it takes for mold design.

We do not face the risk of limited supply with our raw input materials, but are subject to fluctuations in the price of materials. In the past we have been able to negotiate terms with our manufactures that allow us to lock in a set price for the year. In order to lock in prices, we have historically made volume commitments to our manufacturing partners. In late 2007, China signed a memorandum rescinding a raft of tax breaks and subsidies. As a result of this, along with higher raw material prices, our manufacturing partners in China did not allow us to lock in prices for 2008. Accordingly, our production costs are subject to market fluctuations. These trends do not affect us exclusively, but rather the industry as a whole. We have established strong relationships with all of our manufacturing partners and expect these partnerships to continue for the long term.

Trademark/Brand Recognition

Brand identity is the key to success in the wheel industry. Mizati is a young company that has worked hard to develop a strong brand name through the introduction of high quality products, a robust product pipeline, strategic marketing campaigns, and solid relationships with distributors. As we launch new marketing initiatives in fiscal year 2008, we expect to significantly enhance brand awareness. In early 2008, we implemented a strategic marketing campaign including a media campaign with Dub Magazine ® and Lowrider Magazine ™. These initiatives consist of a full one-page ad in both magazines each month for the entire calendar year. Dub Magazine ® and Lowrider Magazine ™ are the premier industry publications addressing urban automotive lifestyles. These magazines feature pro athletes, hip hop stars and other celebrities, and continue to be the pulse of the urban automotive market.

We are scheduled to participate in the Dub ® 2008 Custom Auto Show and Concert ™ National Tour. In 2007, the Dub ® Custom Auto Show and Concert ™ National Tour had a total of approximately 250,000 attendees. Mizati will set up booths at these various events networking with distributors and promoting the brand name. In addition to the Dub ® 2008 Custom Auto Show and Concert ™ National Tour, we will also be participating in the annual Specialty Equipment Market Association (“SEMA”) show in November 2008. The SEMA show, which averages 400,000 domestic and international buyers, attracts industry leaders from around the world to showcase their product. In addition, in keeping with the urban demographic of our customers, we intend to sponsor an array of music, sports, and industry related events.

Competitive Landscape

The Specialty Automotive Equipment market is highly fragmented with small private companies. Upon the effectiveness of this registration statement, Mizati will be the only publicly reporting company operating exclusively in the wheels, tires, and suspension segment. Notable private competitors include Giovanna Wheels ™, Asanti Wheels ™, and Lexani Wheels ™. Competition in this market revolves around price, quality, reliability, styling, product features, and warranty. Pricing of competitors products tends to be slightly higher than ours. At the dealer level, competition is based mainly on sales and marketing support programs, such as financing and cooperative advertising. Giovanna Wheels ™, Asanti Wheels ™, and Lexani Wheels ™ possess stronger financial capabilities, deeper distribution channels, and strong brand awareness which in turn provide formidable competition for a young company the size of Mizati which does not possess similar financial resources..

Industry Regulations/Standards:

Industry guidelines and regulations are established through Congress and monitored by the National Highway Traffic Safety Administration (NHTSA) under the umbrella of the Department of Transportation (DOT). In response to the Firestone/Ford sport utility vehicle tire recalls, Congress enacted the Transportation, Recall Enhancement, Accountability, and Documentation (TREAD) Act, on November 1, 2000. TREAD required the NHTSA to multiple rulemaking actions in a variety of areas including tire safety standards. The DOT develops, promotes, and implements effective educational, engineering, and enforcement programs directed toward ending preventable tragedies and reducing safety-related economic costs associated with vehicle use and highway travel. We are in compliance with DOT regulations regarding our wheels.

Reports to security holders.

(1) The Company is not required to deliver an annual report to security holders, and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

(3) The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Governmental Operations

Our business is affected by numerous laws and regulations in the following areas: energy, environment, and automotive. We plan to develop internal procedures and policies to ensure that our operations are conducted in full and substantial regulatory compliance.

Failure to comply with any laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations comply in all material respects with applicable laws and regulations, and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the automotive industry. We do not anticipate any material capital expenditures to comply with federal and state environmental requirements.

Research and Development

We do not have a budget specifically allocated for research and development purposes. Our research costs are minimal. We initiate design ideas in-house among our creative team, select what we believe are the best ones, and collaborate with our design team in China to create a final sketch. Our design team there works closely with our manufacturing partners to create a sample product. After we approve a physical sample design, we move forward with production. Because our in-house design team fits the demographic profile of our customers, we feel we have been able to create innovative wheel designs that both reflect current trends and fashions while still appealing to our target consumer’s desire for individuality

Employees

As of June 30, 2008 we had four full time employees and six 1099 contractors. A 1099 independent contractor is a person or business who performs services for the Company who is not subject to our control, or right to control, the manner and means of performing the services.

Item 1A: Risk Factors

Risk Factors

The following sets forth our current knowledge of material risk factors that may affect our future results. Our business, results of operations and financial condition may be materially affected due to any of the following risks. We face risks described but not limited to those detailed below. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this Report on Form 10, including our financial statements and related notes.

The market for our products is subject to substantial pricing pressure that may harm our net revenues, gross margins and operating results.

Pricing pressures exist in the luxury alloy wheel market and have affected and may, in the future, continue to affect our net revenues, gross margins and operating results. These pricing pressures are due, in part, to continuing increases in metal and energy prices. Pricing pressures are also due, in part, to the highly competitive nature of our industry, the narrowing of functional differences among competitors, which forces companies to compete more on price rather than product features, and the introduction of new technologies, which leaves older technology more vulnerable to pricing pressures. To the extent we are forced to reduce the prices of our products sold as a result of these pressures, our net revenues, gross margins and operating results could decline.

We may continue to experience losses in the future, and may require additional capital.

For the year ended December 31, 2007, we incurred a net loss of $996,044. In 2008, we expect our business to remain volatile as we are unable to reliably predict revenues from our customers. In addition, we will have to make investments in people and inventory to support our market. Revenue levels achieved from our customers, our ability to introduce new products as planned, and our ability to reduce product costs and manage our operating expenses, will affect our financial results for 2008. Consequently, we cannot assure you that we will be profitable in any future period, or that these attempts at mitigation will be successful.

Our available cash, cash equivalents as of December 31, 2007 totaled $50,979. We presently expect cash and cash equivalents and cash generated from operations to be sufficient to meet our operating and capital requirements through at least the next 12 months. However, unanticipated events may require us to raise additional funds. Our future capital requirements will depend on, and could increase substantially as a result of many factors, including:

•	the increased inventory requirements;
•	our ability to meet product delivery schedules for our customers which could result in increased freight, expedite and overtime charges;

•	our ability to achieve targeted gross profit margins;
•	our ability to reach break-even or profitability;
•	the extent to which we rationalize our facilities or organization;
•	the success of our sales and marketing efforts;
•	the extent and terms of any development, marketing or other arrangements;
•	changes in economic, regulatory or competitive conditions;
•	costs of filing, prosecuting, defending and enforcing intellectual property rights; and
•	costs of litigating and defending lawsuits.

We may not be able to raise additional funds on commercially reasonable terms or at all. Any sales of convertible debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. If we are able to borrow funds, we may be required to grant liens on our assets to the provider of any source of financing or enter into operating debt service or working capital covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans. As a result, our ability to further borrow money on a secured basis may be impaired, and we may not be able to issue secured debt on commercially reasonable terms or at all.

 A significant percentage of our expenses are fixed, and if we fail to generate targeted revenues or margins in associated periods, our operating results will be harmed.

We may have to take further measures to reduce expenses if revenue declines and we experience greater operating losses or do not achieve a stable net income. A number of factors could preclude us from successfully bringing costs and expenses in line with our net revenue, such as the fact that our expense levels are based in part on our expectations as to future sales, and that a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in net revenue or margin. As a result, if net revenue, product margin, or gross margin, do not meet our projections, operating results may be negatively affected. We may experience shortfalls in net revenue or margins for various reasons, including:

•	significant pricing pressures that occur because of declines in selling prices over the life of a product or because of increased competition;
•
sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers and manufacturers to allocate available supplies or capacity to others, which, in turn, may harm our ability to meet our sales obligations or we may have to incur additional charges to expedite product shipments to customers;

•	product supply shortages due to increased demands of our customers, which could also harm our relationships with our customers;
•	the reduction, rescheduling or cancellation of customer orders;
•	our inability to drive down component costs or adequately manage price variances on components;

•	our inability to market products with competitive features, or the inability to market certain products in any form, due to the patents or other intellectual property rights of third parties; and
•	product defects or quality issues that may result in higher product return rates and failure rates.

In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. Our customer’s forecasts have not historically demonstrated a high degree of accuracy. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

Our inability to lower product costs or changes in the mix of products we sell may significantly impact our gross margins and operating results.

Our gross margins are determined in large part based on our manufacturing costs, our component costs and low cost value added features into our products, as well as the prices at which we sell our products. If we are unable to lower production costs to be consistent with our projections or any decline in selling prices, our gross margins and operating results will suffer. Several of the new products we are currently shipping or expect to begin shipping are in the early stages of their lifecycle. Our historical experience indicates that gross margins on new products are high initially and decrease over time as a result of consumer demands. If we fail to achieve these margin improvements, our gross margins could be negatively impacted and our business, financial condition and results of operations could be affected. Additional factors which could adversely impact gross margin dollars and gross margin percentage include:

•	changes in the mix of products we sell to our customers;
•	increased price competition;
•	introduction of new products by us or our competitors, including products with price performance advantages;
•	our inability to reduce production or component costs;
•	entry into new markets or the acquisition of new customers;
•	sales discounts and marketing development funds;
•	ongoing revaluation of the Chinese RMB compared to the US dollar;
•	increases in material or labor costs;
•	excess inventory, inventory shrinkages and losses and inventory holding charges;
•	reductions in component costs purchased on our behalf by our contract manufacturers or owned by us in inventory resulting in purchase price variances;
•	component shortages which can result in expedite fees, overtime or increased use of freight;

•	increased freight costs resulting from the need to expedite shipments of components to our contract manufacturer or finished goods to some of our customers and their hub locations; and
•	increases in headcount and expenses required to support our new customers.

Some of our strategies to offset gross margin erosion include:

•	shifting our manufacturing to lower cost suppliers;
•	leveraging our volumes created by our new design wins;
•	increasing adoption of our higher performance products.

We cannot assure you that we will be successful in executing these strategies to mitigate gross margin erosion. All of these factors, together with increasing pricing pressures, could further adversely affect our gross margins and operating results.

Our financial condition will be materially harmed if we do not maintain competitiveness and gain acceptance of our products.

 The markets in which we compete involve rapidly changing consumer requirements and continuing improvements in products. Our future success depends, in part, on our ability to:

•	enhance our current products and develop and introduce in a timely manner new products that keep pace with technological developments and industry standards;
•	compete effectively on the basis of price and performance; and
•	adequately address end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products, which could require a significant investment in new product development.

Product recalls, epidemic failures, post-manufacture repairs of our products liability claims, absence or cost of insurance, and associated costs could harm our reputation, divert resources, reduce sales and increase costs and could have a material adverse effect on our financial condition.

Our new as well as our legacy products, may contain undetected errors, or failures, that become epidemic failure, which may be discovered after shipment, resulting in a loss of revenue, or a loss or delay in market acceptance, which could harm our business. The product failure or recall could be the result of components purchased from our suppliers not meeting the required specifications, manufacturing defects or from our own design deficiencies.

Even if the errors are detected before shipment, such errors could result in the halting of production, the delay of shipments, recovery costs, loss of goodwill, and tarnishment of reputation and/or a substantial decrease in revenue. There is a risk that claims or liabilities may exceed, or fall outside of the scope of our insurance coverage. Any such claim could distract management’s attention from operating our business and, if successful, result in damage claims against us that might not be covered by our insurance.

Our operating results are subject to substantial quarterly and annual fluctuations, and our period-to- period comparisons are not necessarily meaningful and we may not meet the expectations of public market analysts and investors.

Our revenues in any quarter are substantially dependent upon customer orders in that quarter. We attempt to project future orders based in part on estimates from our customers. Our customers’ estimated requirements are not often accurate and we therefore cannot predict our quarterly revenues with any degree of certainty. We cannot predict or control our customers’ product requirement dates, volume ramps and other factors than may result in substantial fluctuations on a quarterly or annual basis. Accordingly, comparisons of our quarterly results of operations or other period to period comparisons are not necessarily meaningful and should not be relied on as an indication of our future performance. In addition, the announcement of financial results that fall short of the results anticipated by public market analysts and investors could have an immediate and significant negative effect on the trading price of our common stock in any given period.

We may have difficulty predicting future operating results due to both internal and external factors affecting our business and operations, which could cause our stock price to decline.

Our operating results may vary significantly in the future depending on a number of factors, many of which are out of our control, including:

•	the size, timing, cancellation or rescheduling of significant customer orders;
•	our ability to reduce fixed expenses;
•	our customer policies pertaining to desired inventory levels of our products and the levels of inventory our customers require us to maintain in their designated inventory hub locations;
•	changes in the mix or average selling prices of our products;
•	market acceptance of our new products and product enhancements and new product announcements or introductions by our competitors;
•	product configuration, mix and quality issues;
•	changes in pricing by us or our competitors;
•	product configuration, mix and quality issues;
•	deferrals of customer orders in anticipation of new products or product enhancements;
•	our ability to ramp our manufacturing to keep up with demand from our customers;
•	our ability to develop, introduce and market new products and product enhancements on a timely basis;

•	our success in creating brand awareness and in expanding our sales and marketing programs;
•	the level of competition;
•	gain or loss of customers;
•	changes in our business strategies;
•
actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances and valuation of goodwill), liabilities and other items reflected in our consolidated financial statements;

•	changes in accounting rules or changes in our accounting policies;
•	changes in effective income tax rates, including those resulting from changes in tax laws;
•	personnel changes; and
•	general economic and other conditions affecting the timing of customer orders and capital spending

Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter, or quarters, our operating results will be below the expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

Manufacturing and supplier disruptions could harm our business.

We rely on third parties to manufacture all of our products. If our agreements with our suppliers are terminated, or if they do not perform their obligations under our agreement, or if we otherwise determine to transition manufacturing of our products to another third party manufacturer, it could take several months to establish and qualify alternative manufacturing for our products and we may not be able to fulfill our customers’ orders in a timely manner. Failure to identify a suitable alternative manufacturing partner could impact our customer relationships and our financial condition.

Due to our use of third-party manufacturers, our ability to control the timing of shipments could decrease. Delayed shipment could result in the deferral or cancellation of purchases of our products. Any significant deferral or cancellation of these sales would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which could impact cash flow or result in a decline in our stock price. To the extent we establish a relationship with an alternative manufacturer for our products; we may be able to partially mitigate potential disruptions to our business. Additionally, production of our products could be disrupted as a result of geo-political events in Asia and other manufacturing locations.

The Company’s management monitors vendors’ concentration figures. In fiscal year 2007, two suppliers accounted for 69% and 31% of purchases. In fiscal year 2006, two suppliers accounted for 62% and 37% of purchases. The Company feels that the use of three separate vendors to manufacture its luxury alloy wheels should mitigate any short term disruptions caused by a single vendor.

The loss of one or more suppliers could slow or interrupt the production and sales of our products.

Our third party manufacturers rely on other third parties to supply key components of our luxury alloy wheel products. Many of these components are available only from limited sources in the quantities and quality we require. From time to time there is significant market demand for metal and we may experience shortages, selective supply allocations and increased prices of such material. In such event, we may be required to purchase our components from alternative suppliers, and we cannot be certain that alternative sources of supplies will be available at competitive terms.

Our success depends on our ability to attract and retain key personnel.

Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include Hazel Chu, our Chief Executive Officer, President, and Chief Financial Officer. If Ms. Chu were to terminate her employment with us, we would be required to locate and hire a suitable replacement. Competition for attracting talented employees in the wheel industry can be difficult. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts.

Many of our customer relationships are based on personal relationships between the customer and our executives or sales representatives. If these representatives terminate their employment with us, we may be forced to expend substantial resources to attempt to retain the customers that the sales representatives serviced. Ultimately, if we were unsuccessful in retaining these customers, our net revenue would decline.

Our executive officers and directors and their affiliates own a significant percentage of our outstanding shares, which could prevent us from being acquired and adversely affect our stock price.

As of December 31, 2007, our Chief Executive Officer owned approximately 69.4% of our outstanding shares of common stock. This individual may be able to influence matters requiring approval by our stockholders, including the election of a majority of our directors. The voting power of this stockholder under certain circumstances could have the effect of delaying or preventing a change in control of us. This concentration of ownership may also make it more difficult or expensive for us to obtain financing. Further, any substantial sale of shares by this individual could depress the market price of our common stock and impair our ability to raise capital in the future through the sale of our equity securities.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our net income.

We are subject to income taxes in the United States. Our effective income tax rates have recently been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by discovery of new information in the course of our tax return preparation process, or by changes in the valuation of our deferred tax assets and liabilities. Additionally, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. However, there can be no assurance that the outcomes from these continuous examinations will not have a material adverse effect on our financial condition or results of operations.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 during the first quarter of fiscal 2007. There is a risk that the adoption of FIN 48 could result in future inter-period effective income tax rate volatility.

Our stock price may be highly volatile and could decline substantially and unexpectedly, which could result in litigation.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

•	differences between our actual operating results and the published expectations of analysts;
•	quarterly fluctuations in our operating results;
•	introduction of new products or changes in product pricing policies by our competitors or us;
•	conditions in the markets in which we operate;
•	changes in market projections by industry forecasters;
•	changes in estimates of our earnings by industry analysts;
•	changes in market projections by industry forecasters;

•	rumors or dissemination of false information; and
•	general economic and geopolitical conditions

Compliance with Sarbanes-Oxley Act of 2002.

We are exposed to significant costs and risks associated with complying with increasingly stringent and complex regulations of corporate governance and disclosure standards. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Stock Market rules require growing expenditure of management time and external resources. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal controls, and attestations of the effectiveness of our internal controls by our independent registered public accounting firm. This process has required us to hire additional personnel and outside advisory services and has resulted in significant accounting, audit and legal expenses.

We expect to continue to incur significant expense in future periods to comply with regulations pertaining to corporate governance as described above.

Computer viruses and other forms of tampering with our computer systems or servers may disrupt our operations and adversely affect net income.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results or financial condition.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, are located near major earthquake faults, and close to areas that have recently been impacted by wildfires. Any bodily injury or property damage to the facilities or the surrounding infrastructure as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, some of our products are manufactured, sold or transported in regions which have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane or tsunami, affecting a country in which our products are manufactured or sold could adversely affect our business, results of operations and financial condition.

We cannot guarantee that acquisitions, mergers or investments in other companies will be successful.

When businesses are acquired that we believe will complement, enhance and expand our current business, there can be no assurance that the new business can be integrated successfully and profitably into our operations. This acquisition and investment may also entail the following risks:

•
the diversion of our management's attention from our existing business while evaluating acquisitions, investments and other prospective business combinations and thereafter while assimilating the operations and personnel of the new business;

•	adverse short-term effects on our operating results;
•	the inability to successfully and rapidly integrate the new businesses, personnel and products with our existing business, including financial reporting, management and information technology systems;
•	higher than anticipated costs of integration; unforeseen operating difficulties and expenditures;
•	the need to manage a significantly larger business;
•	potential dilution to our shareholders to the extent we use our common stock as currency for an acquisition;
•	the assumption of liabilities;
•	the use of a substantial amount of our available cash to consummate an acquisition;
•	difficulties inherent in the implementation and application of the provisions of the Sarbanes-Oxley Act of 2002 to the operations of a privately-held entity acquired by the Company; and
•	loss of employees of an acquired business, including employees who may have been instrumental to the success or growth of that business.
•	Management lack experience running a public company

We may not be able to successfully integrate or operate profitably any new business we acquire and we cannot assure you that any other investments we make, or strategic alliances we enter into, will be successful.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $996,044 and $156,579 in fiscal years 2007 and 2006, respectively, and current liabilities exceeded current assets by $436,389 and $137,390 at December 31, 2007 and 2006, respectively. These factors indicate that the Company may not be able to continue its business in the future. The Company’s largest shareholder has orally committed to lending more money to the Company if required. The Company finances its operations by short term and long term bank borrowings with more reliance on the use of short-term borrowings as the corresponding borrowing costs are lower compared to long-term borrowings.  There can be no assurance that such borrowings will be available to the company in the future.

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position. These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles. Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars. Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth. In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse. This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing. Management believes that this can be a key driver of expansion into new markets and revenues.

We have never paid dividends on our common stock.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements contained in this report, including, but not limited to, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the “safe harbor” created by these sections. Future filings with the Securities and Exchange Commission, or SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements. Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are set forth in the section entitled “Risk Factors” and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere throughout this Report on Form 10.

Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Overview

Mizati Luxury Allow Wheels, Inc. was founded in calendar year 2001. We are a designer, importer and wholesaler of custom luxury alloy wheels. The Company operates in the $9.2 billion (according to the Specialty Equipment Manufacturers Association in 2007) wheels, tires, and suspension segment of the Specialty Automotive Equipment market. The Company's products are currently sold through a national and international distribution network utilizing a variety of sales channels including the internet, automotive catalogs, and wheel and tire distributors. We have diversified our product portfolio into three different wheel lines which allows us to offer exclusivity to certain distributors upon their request.

Organic sales have been the key driver of the company’s growth. The Company’s organic growth strategy has been to target distributors and wheel retailers in an effort to establish a national distribution network. Mizati’s mission is to be the premier brand and designated source for affordable luxury wheels in the United States within the next three to five years while also penetrating international markets.

Critical Accounting Policies

Long Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of these assets is determined by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cashflows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. Based upon management’s assessment, there was no impairment at December 31, 2007 or 2006.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations for the Six Months Ended June 30, 2008 as Compared to the Six Months Ended June 30, 2007:

We present the table below to show how the operating results have changed on a six months ended basis from 2008 to 2007. Next to each six months results of operations, we provide the relevant percentage of total revenues so that you can make comparisons about the relative change in revenues and expenses.

	Six Months Ended
	June 30,
	2008 (unaudited)		2007 (unaudited)

Sales:	$1,725,016	100%	$3,368,879	100%
Cost of sales	1,286,953	74.6	2,767,480	82.1
Gross profit	438,064	25.3	601,399	17.8
Selling, general and administrative expenses	818,283	47.4	522,481	15.5
Loss from operations	(380,219)	-22.1	78,918	2.3
Interest expense	135,812	7.8	93,792	2.7
Loss from continuing operations	$(349,527)	-20.2	$(14,874)	-0.4
Loss from discontinued operations	$(166,504)	-9.6	$—	—
Net Loss	$(516,031)	-29.9	$(14,874)	-0.4

Comparison of the Six Months Ended June 30, 2008 and June 30, 2007.

Sales.    Sales decreased $1,643,863 or 48.7% to $1.7 million in 2008, compared to $3.3 million for 2007. The decrease in sales is attributed to a cyclical downturn in the economy. Demand for aftermarket wheels has slowed as consumers’ purchasing power has weakened.

Gross Profit.    Gross profit decreased $163,335 or 27% to $438,064 for 2008 compared to $601,399 for 2007. As a percentage of revenue, gross margin increased to 25.3% in the first six months of 2008 as compared to 17.8% during the same period in 2007. The decrease in gross profit was due primarily to a shift in our product mix to smaller sized wheels which carry lower margins. We expect gross margins to stay approximately the same for the remainder of 2008 as the overall consumer demand shifts towards smaller, more fuel efficient cars.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses ("SG&A") consist principally of salary and benefit costs for executive, sales and administrative personnel, depreciation and amortization, training and recruiting, professional services and other general corporate activities. SG&A for the six months ended 2008 increased $129,298, or 24.7%, to $651,779, as compared to $522,481 for the same period of the prior year. As a percentage of sales, our SG&A increased to 37.7% for the period in 2008, compared to 15.5% for the same period in 2007. The increase is expense in 2008 was primarily due to planned increases in advertising expenses of $29,242, professional services expense of $93,066, investor relations expense of $65,984, a rental/lease expense of 152,042. Additional SG&A costs include a compensation expense of $92,904, and an employer payroll tax of $73,095. The remaining increase of approximately $44,830 was due to increases in various administrative expenses.

Loss from Operations.    Loss from operations increased $292,633 or 370%, to $(213,715) in 2008 compared to $78,918 for the prior year. As a percentage of sales, loss from operations increased to (12.38%) for the six months ended 2008, as compared to 2.34% for the prior year. Loss from operations primarily increased due to the decrease in sales coupled with a decrease in gross profit as a percentage of sales and an increase in SG&A, as discussed above.

Interest Expense.    Interest expense increased $42,020, or 44.8%, to $135,812 in the first half of 2008, compared to $93,792 for the prior year. The increase in interest expense was due to the increase in debt from two external sources. See the liquidity and capital resources section below for details.

Liquidity and Capital Resources

The following summarizes the key components of the Company's cash flows for the six months ended June 30:

	2008	2007
Net cash (used in) provided by operating activities	$(128,537)	$10,350
Net cash provided by (used in) investing activities	1,358,961	(96,963)
Net cash provided by financing activities	(1,243,200)	176,713
Net increase (decrease) in cash	$(12,776)	$90,108

The Company’s total cash on hand decreased by $12,776 during the six months ended June 30, 2008 as compared to an increase of $90,108 for the first half of 2007. Our liquidity needs are primarily to fund working capital requirements in order to expand our facilities and network. The procurement of inventory is the largest operating use of our funds. We must carry certain levels of inventory in order to secure business with larger distributors. We increased our inventory by $581,657 for the period in 2008 compared to $457,079 in 2007, representing an increase of 27%.

We had a working capital deficit of $923,390 for the first six months in 2008 and $436,388 as of December 31, 2007. As we expand our distributor base we believe that our cash requirements will increase. In order to sustain these needs, we entered into agreements to obtain external sources of liquidity. In February 2008, the Company entered into a revolving credit agreement with a Bank of America. The credit agreement provides for borrowings up to $92,500. The adjusted interest rate is a rate per annum equal to the Wall Street Journal Prime Rate plus 4.5 percentage points. The Company has used $90,000 of the total available funds. This credit line is not subject to covenants that may restrict the availability of the funds. In June 2008, the Company entered into a secured fixed rate note for $790,000 with Overland Direct. The term of the loan is for twelve months, and is payable in monthly installments of $8,229 at a rate of 12.5% per annum.

In April 2007, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations. Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. Total principal owed at December 31, 2007 was $293,000. At December 31, 2007, the Company was in default of its obligation to maintain certain financial statement ratios including a current asset to current liability ratio of 1:1. During the first half of fiscal year 2008, the Company was in negotiations with the lender to resolve the default.

We may in the future borrow additional amounts under new credit facilities or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including launching marketing initiatives, purchase inventory, acquisitions, and for working capital. The largest shareholder has orally pledged to provide financing to the company should it require additional funds.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company has incurred significant losses, and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations.

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position. These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles. Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars. Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth. In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse. This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing. Management believes that this can be a key driver of expansion into new markets and revenues.

Results of Operations for the Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006:

We present the table below to show how the operating results have changed over the past two years. Next to each year's results of operations, we provide the relevant percentage of total revenues so that you can make comparisons about the relative change in revenues and expenses.

	2007		2006
Sales:	$4,358,259	100%	$3,874,991	100%
Cost of sales	3,641,738	83.5	3,219,648	83.0
Gross profit	716,521	16.4	655,343	16.9
Selling, general and administrative expenses	1,239,306	28.4	751,706	19.3
Loss from operations	(522,785)	-11.9	(93,363)	-2.4
Interest expense	209,715	4.8	60,216	1.5
Loss from continuing operations	$(732,500)	-16.8	$(156,579)	-4.0
Loss from discontinued operations	$(263,544)	-6.0	$—	—
Net Loss	$(996,044)	-22.8	$(156,579)	-4.0

Comparison of Fiscal Years Ended December 31, 2007 and 2006

Sales.    Sales increased $483,269 or 12.8% to $4.4 million in 2007, compared to $3.9 million for 2006. The increase in sales is attributed to both a successful execution of our organic growth strategy and the expansion of our product portfolio. We were able to expand our national distribution network in key regions and we introduced five new designs in 2007 that composed the majority of our sales.

Gross Margin.    Gross profit increased $61,178, or 9% to $716,521 for 2007 compared to $655,343 for 2006. As a percentage of revenue, 2007 gross margin declined slightly to 16.4% for fiscal 2007 as compared to 16.9% in 2006. The decrease in gross margin as a percentage of revenue was due primarily to product mix. If the consumer demand for smaller sized vehicles is a sustained trend, we expect to experience a decrease in gross margin.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses ("SG&A") consist principally of salary and benefit costs for executive, sales and administrative personnel, stock-based compensation, depreciation and amortization, training and recruiting, professional services and other general corporate activities. SG&A in fiscal 2007 increased $487,600, or 64.9%, to $1.2 million, as compared to $751,706 for the same period of the prior year. As a percentage of sales, our SG&A increased to 28.4% for fiscal 2007, compared to 19.4% for 2006. The increase is expense in 2007 was due to planned increases in compensation expense of $130,000, stock based compensation expense of $100,000, advertising expenses of $93,000, professional services expense of $61,000, and depreciation expense of 42,000. The remaining increase of approximately $60,000 was due to increases in various operating activities related to our increased sales.

Loss from Operations.    Loss from operations increased $426,422, or 442.5%, to $522,785 in fiscal 2007, compared to $96,363 for the prior year. As a percentage of sales, loss from operations increased to (12.90%) for the year ended December 31, 2007, as compared to (2.5%) for the prior year. Loss from operations primarily increased due to the increase in sales offset by a decrease in gross profit as a percentage of sales and an increase in SG&A, as discussed above.

Interest Expense.    Interest expense increased $149,499, or 248.3%, to $209,715 in fiscal 2007, compared to $60,216 for the prior year. The increase in interest expense was due to the increase in debt. We financed the purchased of a parcel of land with buildings in late fiscal year 2006 which contributed $125,000 of the $149,499 increase in interest expense in fiscal 2007.

Loss from Discontinued Operations.  In November 2007, we closed the operations of our retail store, Wheel Lots, Inc., a retail operation focused on providing customers the ability to rent-to-own luxury alloy wheels. Wheel Lots, Inc. began operations in July, 2007. Expenses and operating losses from the discontinued business amounted to $263,544 and have been reflected as loss from discontinuing operations in the accompanying consolidated statement of operations for the year ending December 31, 2007. No similar balances existed in fiscal year 2006.

Liquidity and Capital Resources

The following summarizes the key components of the Company's cash flows for the years ended December 31:

	2007	2006
Net cash used in operating activities	$(539,486)	$(43,101)
Net cash used in investing activities	(127,538)	(2,469,348)
Net cash provided by financing activities	678,017	2,367,743)
Net increase (decrease) in cash	$10,993	$(144,706)

The Company’s total cash on hand increased $10,993 to $50,979 or 28% from $39,986 in fiscal 2006. Our liquidity needs are primarily to fund working capital requirements in order to expand our facilities and network. The procurement of inventory is the largest operating use of our funds. We must carry certain levels of inventory in order to secure business with larger distributors. We increased our inventory to $592,295 in FY 2007 compared to $523,953 in FY 2006 representing an increase of 13%.

We had a working capital deficit of $436,389 and $137,390 as of December 31, 2007 and 2006, respectively. As we expand our distributor base we believe that our cash requirements will increase. In order to sustain these needs, we entered into agreements to obtain external sources of liquidity. In March 2006, the Company entered into an unsecured revolving credit agreement with Citi for borrowings up to $90,000. At year end December 31, 2007, the outstanding balance was $80,000. Under terms of the agreement, interest is payable monthly at approximately 10% per annum.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Historically, the Company has incurred significant losses, and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy its liabilities and sustain operations.

We may in the future borrow additional amounts under new credit facilities or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including launching marketing initiatives, purchase inventory, acquisitions, and for working capital. We believe we have sufficient working capital available under the line of credit and cash generated by continuing operations will be sufficient to fund operations for at least the next twelve months.

Management’s plan regarding this uncertainty is to raise additional debt and/or equity financing to fund future operations and to provide additional working capital.  However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company’s needs, or that the Company will be able to meet its future contractual obligations. Should management fail to obtain such financing, the company may curtail its operations.

ITEM 3. DESCRIPTION OF PROPERTY.

We maintain our principal office at 1681 West 2nd Street, Pomona, CA 91766. Our telephone number at this office is (909) 525-1368. Our current space consists of approximately 33,500 square feet of office and warehouse space that is leased by the Company. In addition, Mizati owns an office building that was our previous headquarters. The total square footage on this building is approximately 16,000 sq ft.

In February 2008, the Company relocated its facilities from Walnut, California to Pomona, California. The Company previously purchased the Walnut, California facility which includes land and two buildings, and decided to sale the facility in early 2008. As such, the Company has reflected these amounts as land and buildings held for sale in the accompanying consolidated balance sheet at December 31, 2007 and 2006. The Company believes that the current market value approximates the net book value.

The land and buildings have been reclassified to current assets as the Company expects to sell the property in 2008. The Company will use the proceeds received from the sale of land and property to extinguish the related mortgage notes payable the net book value of the property exceeds the Mortgage notes payable by $215,196 as of June 30, 2008.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)	Security ownership of certain beneficial owners.

(b)
The following table sets forth, as of December 31, 2007, the number of shares of common stock owned of record and beneficially by our executive officers, directors and persons who hold 5% or more of the outstanding shares of common stock of the Company. As of December 31, 2007, there was one shareholder who held more than 5% of the total shares outstanding.

Name and Address	Shares of Common Stock		Percentage of Class

Hazel Chu(1)	27,000,000	(2)	69%
1681 West 2nd Street
Pomona, CA 91766

(1)	Hazel Chu is President and Director of the Company.
(2)	Includes all shares with respect to which Ms. Chu has the right to acquire beneficial ownership.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) Identification of Directors and Executive Officers.

Our officers and directors and additional information concerning them are as follows:

Name	Age	Position

Hazel Chu	46	Founder, President, Chief Executive Officer
		and Chief Financial Officer
Quynh Phan	41	Secretary

Ms. Hazel Chu is the Company’s Founder, President, Chief Executive Officer and Chief Financial Officer. Prior to founding the Company in 2001, Hazel gained managerial experience working for an importer and wholesaler of automotive goods. Ms. Chu received a degree in Accounting from California State University, Los Angeles. Ms. Chu has served on the Company’s board of directors since January, 2001.

Quynh Phan serves as Mizati’s corporate secretary. She has worked as a systems analyst for over fifteen years in both the private and public sectors. Quynh has played a fundamental role in creating the network and communication structure for structure for Mizati. She has implemented an efficient logistics system that allows our sales department to place orders with our manufacturing partners in China with minimal lag time. She has a computer science degree from Cal State University in Los Angeles, California.

(b) Significant Employees. Hazel Chu is our sole key employee.

(c) Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

(d) The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. The Company intends to continue to search for a qualified individual for hire.

ITEM 6. EXECUTIVE COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Hazel Chu,	2007	$155,538	-		-	-	-	-
President, CEO and CFO	2006	$90,000

Currently, Mizati does not have a qualified retirement plan in place. The Company eventually has plans implement a 401(k) plan for eligible employees.
Compensation of Directors

The members of the board of directors do not receive any compensation for being members of the board of directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since March 1, 2006, Hazel Chu, our Chief Executive Officer of Miazti has had an oral employment contract with the Company which provided for a salary of $240,000 per year. In fiscal year 2006, Hazel drew $90,000 of this salary, which was increased to $155,538 in 2007. Ms. Chu will continue to defer portions of her salary until such time as the Company can pay Ms. Chu her $240,000 annual salary without harming its cash flows.

On January 13, 2006, Hazel Chu, Chairman of the Board and Chief Executive Officer, loaned the Company $300,000 USD.  On January 18, 2006, Hazel Chu loaned the Company $123,300 USD.  On January 18, 2008, Hazel Chu loan the Company $50,000 USD All three loans are ten (10) year loans with a simple interest rate of 10%.  As per the loan contract between the Company and Hazel Chu, interest accrued and paid to Hazel for the loans, will be infused back into the Company in the form of working capital.  As of right now, no payments on these loans have been made on behalf of the Company.

ITEM 8. LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange; however, the Company’s stock has traded on “pinksheets” since March 23, 2007. The quarterly high and low prices for the Company’s Common Stock on pinksheets.com are set forth as follows

MZTI
Quarter	High	Low

Q3 2007	$0.82	$0.29
Q4 2007	$0.34	$0.10
Q1 2008	$0.15	$0.04
Q2 2008	$0.04	$0.03

The prices above reflect inter-dealer prices, without retail mark up, mark down, or commission and may not necessarily represent actual transactions.

(b) Holders. As of December 31, 2007, Mizati had 27 shareholders of common stock per transfer agent’s confirmation.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying any dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the growth of the Registrant's business.

(d) Equity Compensation Plan Information.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights. (a)	Weighted Average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)

Equity Compensation Plans Approved by Security Holders	0	N/A	4,000,000 Common Stock Options and 4,000,000 shares of Common Stock reserved thereunder.
Equity Compensation Plans not approved by Security Holders	0	N/A	0

The Company has adopted a 2008 Stock Option Plan and reserved 4,000,000 shares for issuance thereunder.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

•
900 founders’ shares were issued to company President and CEO, Hazel Chu, on January 29, 2001 at a purchase price of $0.001 per share. On July 09, 2008, an additional 2,525 shares were issued Ms. Chu at a purchase price of $0.04 which was fair market value on that day to fix an administrative error that occurred in March 2006.

•
On March 14, 2006, Mizati Luxury Alloy Wheels, Inc. effected a limited private offering of securities to seven purchasers. The Company sold 527,500 shares of Common Stock to those purchasers at a purchase price of $.20 per share for a total of $105,500. Additionally, on March 14, 2006, Mizati Luxury Alloy Wheels, Inc. issued 162,500 shares of Common Stock at $0.20 per share for an aggregate amount of $32,500 to nine individuals, in exchange for full recourse promissory notes. Each loan has an interest rate of 8% per annum and a three year pay-off period.

•
In December 2007, the Company issued 500,000 shares of common stock to a consultant, Aware Capital Consultants, for consulting agreement entered into December 2007. These services include prospecting for future financing, viral marketing, and networking. All shares were valued at $.20 per share, the selling price of the Company’s common stock in the most recent private placement. The aggregate value of the shares was $100,000 and charged to professional expenses when the shares were issued.

•
All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 11. DESCRIPTION OF SECURITIES.

(a) Common and Preferred Stock

The Company is authorized by its Articles of Incorporation to issue an aggregate of 205,000,000 shares of capital stock, of which 200,000,000 are shares of common stock, par value $0.0001 per share (the "Common Stock") and 5,000,000 are shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of December 31, 2007, 691,273 shares of Common Stock and zero shares of Preferred Stock were issued and outstanding. These shares were returned and subsequently reissued in order to correct a previous administrative error. The current shares outstanding are 39,380,000.

(1) Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

(2) Preferred Stock

Our Articles of Incorporation authorizes the issuance of Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 317 of the California Corporations Code provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The California Corporations code permits a corporation to provide in its articles of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• Any breach of the director's duty of loyalty to the corporation or its shareholders;
• Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
• Payments of unlawful dividends or unlawful stock repurchases or redemptions; or
• Any transaction from which the director derived an improper personal benefit.

Our bylaws provide for the maximum indemnification of our officers and directors permitted under California law.

ITEM 13. Financial Statements (see index to financial statements

MIZATI LUXURY ALLOY WHEELS, INC.

FINANCIAL STATEMENTS
For fiscal years ended 2007 and 2006

MIZATI LUXURY ALLOY WHEELS, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:
Mizati Luxury Alloy Wheels, Inc.

We have audited the accompanying consolidated balance sheets of Mizati Luxury Alloy Wheels, Inc. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mizati Luxury Alloy Wheels, Inc. as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 of the consolidated financial statements, the Company has incurred recurring losses and has stockholders deficit at December 31, 2007. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Weinberg & Company, P.A.

Los Angeles, California
May 27, 2008

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
CURRENT ASSETS
Cash and cash equivalents	$50,979	$39,986
Accounts receivable, net of allowance for doubtful accounts of $20,494 and $31,000 at December 31, 2007 and 2006, respectively	74,546	221,196
Prepaid and other current assets	57,923	24,681
Refundable income taxes	53,891	42,299
Inventory	592,295	523,953
Land and buildings held for sale	2,537,716	—
Total current assets	3,367,350	852,115

Property and equipment, net of accumulated depreciation of $25,741 and $16,782 at December 31, 2007 and 2006, respectively	27,566	22,652
Land and buildings held for sale	—	2,466,382
Other assets	4,227	14,017
TOTAL ASSETS	$3,399,143	$3,355,166

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$944,811	$743,059
Accrued expenses	25,649	40,657
Lines of credit	373,123	180,000
Net liabilities from discontinued operations	50,000	—
Notes payable, current portion	209,985	8,559
Mortgage payable on land and properties held for sale	2,200,171	17,230
Total current liabilities	3,803,739	989,505

Notes payable and advances from related party	557,245	250,300
Notes payable, net of current portion	—	9,986
Mortgage payable on land and properties held for sale, net of current portion	—	2,196,432
TOTAL LIABILITIES	4,360,984	3,446,223

Commitment and contingencies

STOCKHOLDERS’ DEFICIT
Preferred stock, $.0001 par value, 5,000,000 shares authorized, none issued and outstanding at December 31, 2007 and 2006, respectively	—	—
Common stock, $.0001 par value, 200,000,000 shares authorized, 39,380,000 issued and outstanding at December 31, 2007 and 2006, respectively	3,938	3,888
Additional paid in capital	375,798	250,588
Stock subscription receivable	(32,500)	(32,500))
Accumulated deficit	(1,309,077)	(313,033))
Total stockholders’ deficit	(961,841)	(91,057))

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$3,399,143	$3,355,166

 See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOW WHEELS
CONSOLIDATED STATEMENTS OF OPERATIONS
DECEMBER 31, 2007 AND 2006

	Years ended
	December 31, 2007	December 31, 2006

SALES	$4,358,259	$3,874,991

COST OF SALES	3,641,738	3,219,648

GROSS PROFIT	716,521	655,343

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,239,306	751,706

LOSS FROM OPERATIONS	(522,785)	(96,363)

INTEREST EXPENSE	209,715	60,216

LOSS FROM CONTINUING OPERATIONS	(732,500)	(156,579)

LOSS FROM DISCONTINUED OPERATIONS	(263,544)

NET LOSS	$(996,044)	$(156,579)

Loss per common share from continuing operations — basic and diluted	$(0.02)	$(0.00)
Loss per common share from discontinued operations — basic and diluted	(0.01)	—
Net loss per common share — basic and diluted	$(0.03)	$(0.00)

Weighted average common shares outstanding, basic and diluted	38,900,833	38,650,000

See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Stock Subscription Receivable	Accumulated Deficit	Total
Balance, January 1, 2006	38,190,000	$3,819	$98,021	$-	$(156,454))	$(54,614)
Common shares issued in exchange for promissory notes	162,500	16	32,484	(32,500)	-	-
Common shares issued in private placement offering	527,500	53	105,447		-	105,500
Imputed interest on advance from shareholder			14,636			14,636
Net loss	-	-	-		(156,579))	(156,579)
Balance, December 31, 2006	38,880,000	3,888	250,588	(32,500)	(313,033)	(91,057)
Imputed interest on advance from shareholder			25,260			25,260
Common shares issues for services rendered	500,000	50	99,950			100,000
Net loss	-	-	-		(996,044))	(996,044)
Balance, December 31, 2007	39,380,000	$3,938	$375,798	$(32,500)	$(1,309,077))	$(961,841)

See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECMEBER 31, 2007 AND 2006

	Years Ended
	December 31, 2007	December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(732,500)	$(156,579)
Net loss from discontinued operations	(263,544)	—
Net loss	(996,044)	(156,579)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
Depreciation and amortization	53,460	10,538
Share based compensation expense	100,000	—
Imputed interest on shareholder advance	25,260	14,636
Increase in allowance for doubtful accounts	5,328	31,000
Loss on disposal of property and equipment	-	3,830
Changes in operating assets and liabilities:
Accounts receivable	141,322	(15,649)
Prepaid and other current assets	(35,412)	(19,994)
Refundable income taxes	(11,592)	(42,99)
Inventory	(68,342)	125,241
Other assets	9,790	(10,000)
Accounts payable	201,752	13,874
Accrued expenses	(15,008)	2,301
Net cash used in operating activities from continuing operations	(589,486)	(43,101)
Increase in liabilities from discontinued operations	50,000	-
Net cash used in operating activities	(539,486)	(43,101)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(127,538)	(2,493,348)
Proceeds received from sale of property and equipment	-	24,000
Net cash used in investing activities	(127,538)	(2,469,348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from borrowing under lines of credit	293,123	180,000
Repayment of revolving lines of credit	(100,000)	(155,264)
Proceeds received from notes payable	200,000	25,676
Repayment of note payable	(8,559)	(7,132)
Proceeds received from mortgage on land and property held for sale	1,012,000	2,213,663
Repayment of mortgage on land and property held for sale	(1,025,492)	—
Proceeds received from notes and advances from related parties	385,000	300,000
Repayment of notes and advances from related parties	(78,055)	(294,700)
Proceeds from private placement offering	-	105,500
Net cash provided by financing activities	678,017	2,367,743

(Continued)
See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECMEBER 31, 2007 AND 2006

	Years Ended
	December 31, 2007	December 31, 2006

NET INCREASE (DECREASE) IN CASH	10,993)	(144,706)
CASH — Beginning of period	39,986	184,691
CASH — End of period	$50,979	$39,986

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$182,464	$67,483
Taxes	$53,891	$-

Discontinued operations cash flow information
Net cash used in operating activities	$(213,544)	$—
Net cash provide by investing activities	—	—
Net cash provided by financing activities	—	—
Net change used in cash and cash equivalents from discontinued operations	(213,544)	—
Cash and cash equivalents sold	—	—
Net cash transactions transferred to continuing operations	—	—
Non-cash increase in reserve for lease commitments	(50,000)	—
Beginning balance - discontinued operations	—	—
Ending balance - discontinued operations	$(263,544)	$—
See Notes to Consolidated Financial Statements

MIZATI LUXURY ALLOY WHEELS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 ORGANIZATION AND NATURE OF OPERATIONS

Mizati Luxury Alloy Wheels, Inc (the “Company”) was organized under the laws of the State of California in calendar year 2001. The Company is an innovative designer, importer and wholesaler of custom luxury alloy wheels for passenger cars, sport utility vehicles, vans and light trucks. The Company currently markets and distributes three separate and unique brands of luxury wheels, Mizati®, Hero(TM), and Zati(TM) through a network of 425 dealers and distributors.

NOTE 2 GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $996,044 and $156,579 in fiscal years 2007 and 2006, respectively, and current liabilities exceeded current assets by $436,389 and $137,390 at December 31, 2007 and 2006, respectively. These factors indicate that the Company may not be able to continue its business in the future. The Company’s largest shareholder has orally committed to lending more money to the Company if required. The Company finances its operations by short term and long term bank borrowings with more reliance on the use of short-term borrowings as the corresponding borrowing costs are lower compared to long-term borrowings.  There can be no assurance that such borrowings will be available to the company in the future.

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position. These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles. Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars. Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth. In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse. This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing. Management believes that this can be a key driver of expansion into new markets and revenues.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

Inventory

Inventories are comprised of finished goods held for sale. We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis. We establish inventory reserves for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves could be required.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to thirty-nine years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. We recognize revenue for product sales upon transfer of title to the customer. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectability of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time. Historically these amounts have not been material.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

We are required to estimate the fair value of all financial instruments included on our balance sheets. We believe the carrying value of our financial instruments, including cash equivalents, accounts receivable, and accounts payable approximates their fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Concentration of Credit Risk

The credit risk on liquid funds is limited because the majority of the counterparties are banks with high credit-ratings assigned by international credit-rating agencies and state-owned banks with good reputation.

The Company’s management monitors both vendor and customer concentration figures. In fiscal year 2007, two customers accounted for 15% and 11% of sales while two suppliers accounted for 69% and 31% of purchases. In fiscal year 2006, one customer accounted for 16% of sales while two suppliers accounted for 62% and 37% of purchases. The Company believes that through its continued sales growth, customer concentration figures would be expected to decline. The Company feels that the use of three separate vendors to manufacturing its luxury alloy wheels should mitigate any short term disruptions caused by a single vendor.

Deferred Taxes

We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. As a result of our cumulative losses, we have concluded that a full valuation allowance against our net deferred tax assets is appropriate.

In July 2006 the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 , which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability may be materially different from our estimates, which could result
In the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities or deferred tax asset valuation allowance.

Income Taxes

The Company determined that due to its continuing operating losses, no income tax liabilities existed at December 31, 2007 and 2006. The Company is in the process of amending its 2006 tax return filings and has classified both income taxes paid in 2007 and 2006 as refundable income taxes on the consolidated balance sheets at December 31, 2007 and 2006.

Long Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of these assets is determined by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. Based upon management’s assessment, there was no impairment at December 31, 2007 or 2006.

Contingencies

From time to time we are involved in disputes, litigation and other legal proceedings. We prosecute and defend these matters aggressively. However, there are many uncertainties associated with any litigation, and we cannot assure you that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges. We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. However, the actual liability in any such disputes or litigation may be materially different from our estimates, which could result in the need to record additional costs.

Advertising Costs

We expense advertising costs as incurred. Advertising expenses were $146,327 and $38,234 for the years ended December 31, 2007 and 2006, respectively.

Net Loss per Common Share

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive. At December 31, 2007 and 2006, there were no potentially dilutive securities.

NOTE 4 RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently in the process of evaluating the effect, if any, the adoption of SFAS No. 157 will have on its consolidated results of operations, financial position, or cash flows.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159, which becomes effective for the company on January 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The company does not anticipate that election, if any, of this fair-value option will have a material effect on its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 5 LAND AND BUILDINGS HELD FOR SALE

In February 2008, the Company relocated its facilities from Walnut, California to Pomona, California. The Company previously purchased the Walnut, California facility which includes land and two buildings, and decided to sale the facility in early 2008. As such, the Company has reflected these amounts as land and buildings held for sale in the accompanying consolidated balance sheet at December 31, 2007 and 2006. The Company believes that the current market value approximates the net book value.

The land and buildings have been reclassified in the 2007 financial statements presentation to current assets as the Company expects to sell the property in 2008. The Company will use the proceeds received from the sale of land and property to extinguish the related mortgage notes payable (see note 9). The net book value of the property exceeds the Mortgage notes payable by $337,716 as of December 31, 2007. The Company recorded these assets at the lower of the carrying value or fair value less cost to sell.

While the residential real estate market was significantly impacted by market conditions at the time these financial statements were prepared, the commercial real estate market wasn't experiencing the same decline.  We understood the market conditions based on the information we gained from the sale of the first property in June 2008.   The remaining propety and building as shown on the balance sheet at 6/30/2008, was sold only a month later in July 2008.  The attached worksheet will show the small gain realized of $4,833 on the sale of the land and building in July 2008.   The value of the assets held for sale appears appropriate at June 30, 2008.

	December 31, 2007	December 31, 2006
Land	$1,260,000	$1,260,000
Buildings and building improvements	1,321,337	1,207,672
	2,581,337	2,467,672
Less accumulated depreciation	(43,621)	(1,290)

Land and buildings held for sale, net	$2,537,716	$2,466,382

The Company currently has an offer on one of the parcels for sale of $1.6 million, which is expected to close in June 2008. Currently there is no offer on the other parcel. Depreciation expense related to land and buildings held for sale amounted to $42,331 and $1,290 for the years ended December 31, 2007 and 2006, respectively.

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2007 and 2006:
	December 31, 2007	December 31, 2006	Useful Lives
Automobiles	$25,676	$25,676	5 years
Furniture and fixtures	16,897	10,590	10 years
Software	10,735	3,168	3 years
	53,308	39,434
Less accumulated depreciation	(25,741)	(16,782)

Property and equipment, net	$27,566	$22,652

Depreciation expense related to property and equipment amounted to $8,959 and $8,446 for the years ended December 31, 2007 and 2006, respectively.

NOTE 7 LINES OF CREDIT

Line of credit agreements consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
(a) Line of credit, financial institution	$-	$100,000
(b) Line of credit, financial institution	80,000	80,000
(c) Line of credit, financial institution	293,123	-
Total	$373,123	$180,000

(a) In March 2004, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings of up to $100,000. At December 31, 2006, the Company had been advanced $100,000 which was paid in calendar year 2007. No balance existed at December 31, 2007 and the revolving credit agreement has been cancelled.

(b) In March 2006, the Company entered into an unsecured revolving credit agreement with a financial institution. The credit agreement provides for borrowings of up to $90,000. Under the terms of the credit agreement, interest is payable monthly at approximately 10.00% per annum until March 2008. The Company had a balance owed of $80,000 at both December 31, 2007 and 2006, respectively. The line of credit renews automatically on an annual basis.

(c) In April 2007, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations. Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. Total principal owed at December 31, 2007 was $293,000. At December 31, 2007, the Company was in default of its obligation to maintain certain financial statement ratios including a current asset to current liability ratio of 1:1,

During the first half of fiscal year 2008, the Company was in negotiations with the lender to resolve the default. In August 2008, the Company and the lender modified the line of credit agreement by extending the term of the loan to August 15, 2010 and changed the repayment schedule to one (1) principal payment of $34,500, which was paid at the end of August 2008, and twenty-two (22) monthly consecutive interest payments, beginning October 15, 2008, with interest calculated on the unpaid principal balances using the rate based on the daily Wall Street Journal Prime Rate, plus a margin of 1.000 percentage points, adjusted if necessary for the minimum and maximum rate limitations for this loan. In addition, twenty (20) monthly consecutive principal payments of $13,900, beginning January 15, 2009 and ending in August 2010.

NOTE 8 NOTES PAYABLE

Notes payable consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
(a) Note payable, automobile loan	$9,985	$18,543
(b) Note payable, Individual loan	200,000	-
Total notes payable	209,985	18,543
Less: Current portion	(209,985)	(8,559)
Total notes payable, long term	$—	$9,986

(a) In January 2006, the Company entered into an auto loan agreement. The loan was for $26,000 and is for payable in monthly installments of $713.00 for a period of 36 months starting on March 13, 2006 and ending on March 13, 2009. There is no interest on the auto loan agreement.

(b) In December 2007, the Company entered into a promissory note with a private individual. The promissory note for $200,000 has a term of 12 months, is unsecured and bears interest at 10% per annum.

NOTE 9 MORTGAGE NOTES PAYABLE ON LAND AND PROPERTY HELD FOR SALE

Mortgage notes payable on land and properties held for sale consist of the following at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
(a) Mortgage loan payable	1,213,685	2,213,662
(b) Note payable, Small Business Administration loan	986,486	-
Total mortgage notes payable on land and property held for sale	2,200,171	2,213,662
Less: Current portion	(2,200,171)	(17,230)
Total mortgage notes payable on land and property held for sale, long term	$—	$2,196,432

(a) In December 2006, the Company entered into a mortgage loan agreement to acquire its warehouse and executive offices. The term of the loan is for 39 years, and is payable in monthly installments of $8,835 including interest at a rate of 7.08% per annum. The loan is secured by the land and buildings being held for sale and all of the Company assets. At December 31, 2007, the Company was in default of its obligation to maintain certain financial statement ratios; primarily its cash flow coverage ratio. The Company plans to extinguish this debt from the proceeds received from assets that are held for sale. As of the date of this report, the Company has received an offer for the assets held for sale and is expecting to close escrow procedures in June 2008. Due to the default and the Company’s intent to extinguish this debt in fiscal year 2008, the balance due has been classified as short term debt in the consolidated balance sheets at December 31, 2007.

(b) In February 2007, the Company entered into a Small Business Administration loan for $1,012,000. The term of the loan is for 20 years, and is payable in monthly installments that average $7,500 including interest at a rate of 5.57% per annum. The proceeds from this loan were used to pay down a portion of the mortgage loan agreement dated in December 2006. The loan is secured by the land and buildings being held for sale. The Company plans to extinguish this debt with the proceeds received for assets that are held for sale. As of the date of this report, the Company has received an offer for the assets held for sale and is expecting to close escrow procedures in June 2008. Due to the default and the Company's intent to extinguish this debt in fiscal year 2008, through the sale of the property therefore the balance due has been classified as short-term debt in the consolidated balance sheets at December 31, 2007.

NOTE 10 NOTES PAYABLE AND ADVANCES FROM RELATED PARTIES

The Company’s President and Chief Executive Officer loaned the Company funds in exchange for promissory notes. The promissory notes are for a period of 60 months, are due from March 2011 to December 2012, and bear no interest. The Company recorded an imputed interest expense of $25,260 and $14,636 for the years December 31, 2007 and 2006, respectively, for financial statement purposes based on the Company’s average cost of capital of 7.5%. The total amount owed was $423,300 and $250,000 as of December 31, 2007 and 2006, respectively.

In May 2001, the Company entered into a loan agreement with Autolace, Inc., a business owned by the Company’s current President and Chief Executive Officer. The total balance owed as of December 31, 2007 and 2006 was $134,000 and none, respectively. The notes are for a period of 90 months, are due in 2009, are unsecured, and interest is payable monthly at approximately 10.00% per annum.

Future maturities due under notes payable from related parties as of December 31, 2007 are as follow

Year Ended December 31	Amount
2008	$—
2009	557,245
Thereafter	—
Total future maturities	$557,245

NOTE 11 STOCKHOLDERS’ EQUITY

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

Preferred Stock

The Company’s Articles of Incorporation authorizes the issuance of Preferred Stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.

Increase in Authorized Common Shares and Par Value

In February 2006, the Company’s board of directors authorized an increase in the number of common shares issuable from 5,000 shares to 200 million shares. In addition, the par value per common share was reduced from $80.00 to $0.0001 per common share.

Shares Issued on Private Placement

In March 2006, the Company completed a private placement offering for which it issued 527,500 common shares at $0.20 per share. Total proceeds received were $105,500.

Shares Issued in Lieu of Promissory Notes

In March 2006, the Company’s Board of Directors authorized the Company to sell and issue common shares 162,500 common shares at $0.20 per share for an aggregate amount of $32,500. The Company issued three year full recourse promissory notes bearing interest at 8.0% as consideration for the common shares issued which have been reflected as a stock subscription receivable at December 31, 2007 and 2006. As of December 31, 2007, no principal or interest payments have been received on the promissory notes.

Shares Issued for Service Performed

On December 10, 2007, the Company entered into a one year contract with a consulting firm Aware Capital Consultants (Aware). The consulting services includes introducing the Company’s products to Aware contacts; identification of companies or products that the Company might acquire; identifying companies and/or products that the Company might acquire that would be complimentary to it’s business; and assistance to any such acquisitions.

The Company valued the 500,000 common shares at December 31, 2007, for $100,000 or $.20/share. Given that the trading volume of the Company’s common shares in the market significantly fluctuated, the closing price per share may not be indicative. As such, the $.20/share was determined based on prior year private placements (see 12/31/06 w/p Q-1) wherein the Company sold its common shares for cash for $.20/share. The Company estimates that $.20/share is still the current fair market value of its common shares at December 10, 2007 due to absence of any significant changes in the Company’s structure, operations or business. The $100,000 was recorded to Professional Fees.

The entire compensation to Aware of $100,000 was expensed as of December 31, 2007 as all the share issuance vest immediately and is non-forfeitable. Whether Aware provides the consulting work as promised or not, the shares granted to Aware vest upon issuance. In addition, if the agreement provides that the benefits to be received from the services are considered impaired at the outset of the transaction the value of such stock grant generally should be expensed upon issuance of the equity instrument.

NOTE 12 COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease office space, automobiles and equipment under non-cancelable operating leases, which expire at various dates through February 2013. Operating lease expenses was $64,833 and $46,995 for the years ended December 31, 2007 and 2006, respectively.

New Facility Lease

In January 2008, we entered into a lease contract with Mission BP, LLC, under which we will lease approximately 33,400 square feet of office and warehouse space located at Pomona, California. The lease contract provides for a term of 60 months, commencing in March 2008 and ending February 2013. Rental obligations will be payable on a monthly basis. The Company’s previous office and warehouse facility located in Walnut, California is being held for sale. The Company moved to the new Pomona, California facility in order to increase its warehouse capacity which in turn will better serve its customers.

Future minimum lease payments due under all non-cancelable operating leases as of December 31, 2007 are as follows (in thousands):

Total minimum lease payments	$1,638,298	$186,300	$1,824,598

Year Ended December 31	Continuing Operations	Discontinued Operations (See Note 13)	Total
2008	$265,405	$41,400	$306,805
2009	312,765	41,400	354,165
2010	323,103	41,400	364,503
2011	332,764	41,400	374,164
2012	344,791	20,700	365,491
Thereafter	59,470	—	59,470

NOTE 13 DISCONTINUED OPERATIONS

On July 1, 2007, a wholly owned subsidiary of the Company, Wheel Lots, LLC, started its operations catering to a fast-growing industry of custom luxury alloy wheels on a rent-to-own basis through retail store outlets. The Company invested approximately $213, 544 to Wheel Lots, with the intention of recouping its investments once Wheel Lots becomes profitable. However, due to sub-par performance and losses incurred, the Company decided to discontinue the operations of Wheel Lots on Dec. 21, 2007.

The Company accounted the loss from operations of Wheellots under Loss from Discontinued Operations due the uniqueness and peculiarity of its operations and customer base compared to its parent, Mizati. Wheel Lots caters only to retail customers and its main line of business is renting its merchandises to retail customers with the option of eventually owning or purchasing it at the end of the term. The operations and cash flows from the sale of our products previously sold through Wheel Lots will be eliminated from our ongoing operations. Mizati basically sells directly its merchandises directly to distributors.

NOTE 14 INCOME TAXES

At December 31, 2007, the Company had Federal net operating loss carryforwards of approximately $868,000 expiring beginning in 2008 in varying amounts through 2027. The Company also had California state net operating loss carryforwards of approximately $ 967,000 expiring beginning in 2008 in varying amounts through 2017.

SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. Due to the restrictions imposed by Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carryforwards, the utilization of the Company’s net operating loss carryforwards will likely be limited as a result of cumulative changes in stock ownership. As such, the Company recorded a 100% valuation allowance against its net deferred tax assets as of December 31, 2007 and 2006The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets at December 31, 2007 and 2006 are presented below:

	December 31,
	2007	2006

Net operating loss carryforward	$996,044	$156,579
Less: Valuation allowance	(996,044)	(156,579)

Net deferred tax asset	$-	$-

As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded at December 31, 2007 and 2006. The provision for income taxes using the statutory federal tax rate as compared to the Company’s effective tax rate is summarized as follows:

	Years Ended December 31,
	2007	2006
Tax benefit at statutory rate	(35)%	(35)%
Adjustments to change in valuation allowance	35	35
	-	-

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”) an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2007, the Company does not have a liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and California. The Company is subject to U.S. federal or state income tax examinations by tax authorities for five years after 2002.

During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2007, the Company has no accrued interest or penalties related to uncertain tax positions.

.
MIZATI LUXURY ALLOY WHEELS, INC.

FINANCIAL STATEMENTS
For the six months ended 2008 and 2007
(Unaudited)

FINANCIAL INFORMATION

CONTENTS

Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited):

Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-6

See Notes to Condensed Consolidated Financial Statements

F-1

MIZATI LUXURY ALLOY WHEELS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND JUNE 30, 2008

	June 30, 2008 (Unaudited)	December 31, 2007
Current Assets
Cash and cash equivalents	$38,203	$50,979
Accounts receivable, net	287,387	74,546
Prepaid and other current assets	97,069	57,923
Prepaid taxes	22,958	53,891
Inventory	1,173,952	592,295
Land and Building held for sale	1,005,196	2,537,716
Total current assets	2,624,765	3,367,351

Property and equipment, net of accumulated depreciation	22,760	27,566
Other assets	60,689	4,227
Total Assets	$2,708,214	$3,399,143

Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts payable	$1,992,682	$944,811
Accrued expenses	35,112	25,649
Lines of credit	495,123	373,123
Net liabilities from discontinued operations	30,281	50,000
Notes Payable, current portion	204,956	209,985
Mortgage payable on land & buildings held for sale	790,000	2,200,171
Total current liabilities	3,548,155	3,803,739
Notes payable and advances from related party	607,245	557,245
Other liabilities	8,686	-
Total Liabilities	4,164,086	4,360,984

Stockholders’ Deficit
Preferred stock, $.0001 par value, 5,000,000 shares authorized, none issued and Outstanding at June 30, 2008 and December 31, 2007, respectively	—	—
Common stock, $.0001 par value 200,000,000 shares authorized , 38,880,000 issued and outstanding at both June 30, 2008 and Dec, 31, 2007, respectively	3,938	3,938
Additional paid in capital	397,798	375,798
Subscription receivable	(32,500)	(32,500)
Accumulated deficit	(1,825,108)	(1,309,077)
Total Stockholder Deficit	(1,455,872)	(961,841)

Total Liabilities and Stockholders' Deficit	$2,708,214	$3,399,143

See Notes to Condensed Consolidated Financial Statements

F-2

MIZATI LUXURY ALLOY WHEELS, INC.
CONDENSED CONSOLIDTED STATEMENT OF OPERATIONS

	(Unaudited)
	Six Months Ended
	June 30,
	2008	2007
NET REVENUE	$1,725,016	$3,368,879
COST OF GOODS SOLD	1,286,953	2,767,480
GROSS PROFIT	438,064	601,399
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Loss on sale of land and buildings held for sale	166,504	-
Other selling, general and administrative expenses	651,779	522,481
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	818,283	522,481
OPERATING INCOME (LOSS)	(380,219)	78,918
INTEREST EXPENSE, NET	135,812	93,792
NET LOSS	$(516,031)	$(14,874)
NET LOSS PER SHARE, BASIC AND DILUTED	$(0.01)	$(0.00)
WEIGHTED AVERAGE SHARES USED TO CALCULATE NET LOSS PER SHARE, BASIC AND DILUTED	39,380,000	38,880,000

See Notes to Condensed Consolidated Financial Statements

F-3

MIZATI LUXURY ALLOY WHEELS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008

	Six Months Ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(516,031)	$(14,874)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
Depreciation and amortization	10,271	26,369
Imputed interest on shareholder advance	22,000	12,630
Loss on sale of land and buildings held for sale	166,504	—
Changes in operating assets and liabilities:
Accounts receivable	(212,840)	(436,561)
Prepaid and other current assets	(37,557)	(25,510)
Refundable income taxes	30,933	(11,592)
Inventory	(581,657)	(457,079)
Other assets	(56,463)	—
Accounts payable	1,047,871	855,678
Accrued expenses and other liabilities	18,151	61,296
Net cash (used in) provided by operating activities from continuing operations	(108,818)	10,358
Decrease in liabilities from discontinued operations	(19,719)	—
Net cash provided by (used in) operating activities	(128,537)	10,350
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of land and building held for sale	1,358,961	—
Purchase of property and equipment	—	(96,963)
Net cash (used in) provided by investing activities	1,358,961	(96,963)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from borrowing under lines of credit	122,000	193,123
Repayment of lines of credit	—	(100,000)
Proceeds received from notes payable	—	18,544
Repayment of note payable	(5,029)	(4,280)
Proceeds received from mortgage on land and property held for sale	790,000	—
Repayment of mortgage on land and property held for sale	(2,200,171)	(18,281)
Proceeds received from notes and advances from related parties	50,000	165,606
Repayment of notes and advances from related parties	—	(78,000)

(Continued)

F-4

MIZATI LUXURY ALLOY WHEELS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2008

	Six Months Ended
	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)

Net cash (used in) provided by financing activities	(1,243,200)	176,713

NET INCREASE IN CASH	(12,776)	90,108

CASH AND CASH EQUIVALENTS — Beginning of period	50,979	39,986

CASH AND CASH EQUIVALENTS — End of period	$38,203	$130,094

Supplemental Disclosures of Cash Flow Information

Cash paid during the period for:
Interest	$137,215	$95,216
Taxes	$—	$11,592

See Notes to Condensed Consolidated Financial Statements

F-5

MIZATI LUXURY ALLOY WHEELS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Unaudited)

NOTE 1 BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by Mizati Luxury Alloy Wheels, Inc. (referred to herein as the Company, we, our or us) pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States, or GAAP, for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Form 10 for the year ended December 31, 2007. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mizati Luxury Alloy Wheels, Inc (the “Company”) was organized under the laws of the State of California in calendar year 2001. The Company is an innovative designer, importer and wholesaler of custom luxury alloy wheels for passenger cars, sport utility vehicles, vans and light trucks. The Company currently markets and distributes three separate and unique brands of luxury wheels, Mizati®, Hero(TM), and Zati(TM) through a network of 425 dealers and distributors.

Revenue Recognition
We recognize product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured. We recognize revenue for product sales upon transfer of title to the customer. Customer purchase orders and/or contracts are generally used to determine the existence of an arrangement. Shipping documents and the completion of any customer acceptance requirements, when applicable, are used to verify product delivery or that services have been rendered. We assess whether a price is fixed or determinable based upon the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess the collectability of our accounts receivable based primarily upon the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. We record reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data, and other factors known at the time. Historically these amounts have not been material.

F-6

Financial assets and liabilities measured at fair value
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This Statement defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157. This Staff Position delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 had no effect on the Company's consolidated financial position or results of operations.

NOTE 2 GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $156,579 and $996,044 in fiscal years 2006 and 2007, respectively, and $516,031 for the six months ended June 30, 2008. In addition, current liabilities exceeded current assets by $436,389 and $923,390 at December 31, 2007 and June 30, 2008, respectively. These factors could indicate that the Company may not be able to continue in the future. The Company’s largest shareholder has orally committed to lending more money to the Company if required. The Company finances its operations by short term and long term bank borrowings with more reliance on the use of short-term borrowings as the corresponding borrowing costs are lower compared to long-term borrowings.

The Company, taking into account the available banking facilities, internal financial resource, and its largest shareholder’s pledge, believes it has sufficient working capital to meet its present obligation for at least the next twelve months. Management is taking actions to address the company's financial condition and deteriorating liquidity position. These steps include adjusting the company’s product portfolio to cater to what management believes is a sustained shift in consumer demand for smaller, more fuel efficient vehicles. Specifically, the company plans to develop a smaller sized wheel in the 17” range to fit smaller cars. Management believes that by expanding into this market it can capitalize on consumer demand and drive revenue growth. In an effort to mitigate freight charges, Mizati is speaking to distributors in markets outside of California about the possibility of shipping products directly from the manufacturers to their warehouse. This would reduce our freight charges on long distance shipping orders and allow the company to offer more competitive pricing. Management believes that this can be a key driver of expansion into new markets and revenues.

F-7

NOTE 3 NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution by including common stock equivalents, such as stock options and stock warrants in the weighted average number of common shares outstanding for a period, if dilutive. For the six months ended June 30, 2007 and 2008, respectively, there were no potentially dilutive securities.

NOTE 4 LAND AND BUILDINGS HELD FOR SALE

In February 2008, the Company relocated its facilities from Walnut, California to Pomona, California. The Company previously purchased the Walnut, California facility which includes land and two buildings, and elected to hold for sale the facility in early 2008. As such, the Company has reflected these amounts as land and buildings held for sale in the accompanying consolidated balance sheet at December 31, 2007 and June 30, 2008. The Company believes that the current market value approximates the net book value.

The land and buildings have been reclassified to current assets as the Company expects to sell the property in 2008. The Company recorded them at the lower of the carrying value or fair value less cost to sell. In June 2008, the Company completed the sale of one of the buildings and its corresponding land for $1,600,000, resulting in net proceeds of $1,358,961 after closing costs and incurred an expense of $166,504 on the sale. The remaining building and corresponding land has received recent offers. The Company used the proceeds received from the sale of land and property to extinguish the related mortgage notes payable (see note 8). The net book value of the property is in excess of the mortgage notes payable by $215,196 as of June 30, 2008.

	December 31, 2007	June 30, 2008
Land and buildings held for sale, gross	$2,581,337	$1,025,466
Less accumulated depreciation	(43,621)	(20,270)

Land and buildings held for sale, net	$2,537,716	$1,005,196

Depreciation expense related to land and buildings held for sale amounted to $22,456 and $7,055 for the six months ended June 30, 2007 and 2008, respectively.

NOTE 6 PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2007 and June 30, 2008:

	December 31, 2007	June 30, 2008	Useful Lives
Automobiles	$25,676	$25,676	5 years
Furniture and fixtures	16,897	16,897	10 years
Software	10,735	10,735	3 years
	53,308	53,308
Less accumulated depreciation	(25,741)	(30,547)

Property and equipment, net	$27,566	$22,760

Depreciation expense related to property and equipment amounted to $4,246 and $4,806 for the six months ended June 30, 2007 and 2008.

F-8

NOTE 7 LINES OF CREDIT

Line of credit agreements consist of the following at December 31, 2007 and June 30, 2008:

	December 31, 2007	June 30, 2008
(a) Line of credit, financial institution	$80,000	$80,000
(b) Line of credit, financial institution	293,123	323,123
(c) Line of credit, financial institution	—	92,000
Total	$373,123	$495,123

(a) In March 2006, the Company entered into an unsecured revolving credit agreement with a financial institution. The credit agreement provides for borrowings of up to $90,000. Under the terms of the credit agreement, interest is payable monthly at approximately 10.00% per annum until March 2009. The Company had a balance owed of $80,000 at both December 31, 2007 and June 30, 2008, respectively. The line of credit renews automatically on an annual basis.

(b) In April 2007, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings up to $1.0 million based on certain defined calculations. Under the terms of the credit agreement, interest is payable monthly at 8.00% per annum until April 2008. Total principal owed at December 31, 2007 was $293,000. At December 31, 2007, the Company was in default of its obligation to maintain certain financial statement ratios including a current asset to current liability ratio of 1:1,

During the first half of fiscal year 2008, the Company was in negotiations with the lender to resolve the default. In August 2008, the Company and the lender modified the line of credit agreement by extending the term of the loan to August 15, 2010 and changed the repayment schedule to one (1) principal payment of $34,500, which was paid at the end of August 2008, and twenty-two (22) monthly consecutive interest payments, beginning October 15, 2008, with interest calculated on the unpaid principal balances using the rate based on the daily Wall Street Journal Prime Rate, plus a margin of 1.000 percentage points, adjusted if necessary for the minimum and maximum rate limitations for this loan. In addition, twenty (20) monthly consecutive principal payments of $13,900, beginning January 15, 2009 and ending in August 2010.

(c ) In February 2008, the Company entered into a revolving credit agreement with a financial institution. The credit agreement provides for borrowings up to $92,500. Under the terms of the credit agreement, the interest rate is 10.5% per annum. The interest is adjusted every January 1, April 1, July 1, and October 1. The adjusted interest rate is a rate per annum equal to the Wall Street Journal Prime Rate plus 4.5 percentage points. The loan is secured by a personal guarantee from CEO, Hazel Chu. The credit agreement expires in February 2015. The loan is secured by the Company’s assets and a personal guarantee of the majority stockholder.

F-9

NOTE 8 NOTES PAYABLE

Notes payable consist of the following at December 31, 2007 and June 30, 2008:

	December 31, 2007	June 30, 2008
(c) Note payable, automobile loan	$9,985	$4,955
(d) Note payable, Individual loan	200,000	200,000
Total notes payable	209,985	204,956
Less: Current portion	(209,985)	(204,956)
Total notes payable, long term	$—	$—

(a) In January 2006, the Company entered into an auto loan agreement. The loan was for $26,000 and is for payable in monthly installments of $713 for a period of 36 months starting on March 13, 2006 and ending on March 13, 2009. There is no interest on the auto loan agreement.

(b) In December 2007, the Company entered into a promissory note with a private individual. The promissory note for $200,000 has a term of 12 months, is unsecured and bears interest at 10% per annum.

NOTE 9 MORTGAGE NOTES PAYABLE ON LAND AND PROPERTY HELD FOR SALE

Mortgage notes payable on land and properties held for sale consist of the following at December 31, 2007 and June 30, 2008:

	December 31, 2007	June 30, 2008
(c) Mortgage loan payable	$1,213,685	$—
(d) Note payable, Small Business Administration loan	986,486	—
(e) Note payable, financial institution	—	790,000
Total mortgage notes payable on land and property held for sale	2,200,171	790,000
Less: Current portion	(2,200,171)	(790,000)
Total mortgage notes payable on land and property held for sale, long term	$—	$—

(a) In December 2006, the Company entered into a mortgage loan agreement to acquire its warehouse and executive offices. The term of the loan was for 39 years, and was payable in monthly installments of $8,835 including interest at a rate of 7.08% per annum. The loan was secured by the land and buildings being held for sale and all of the Company assets. In June 2008, the Company extinguished this debt with the proceeds received from the sale of land and buildings held for sale (see Note 4).

F-10

(b) In February 2007, the Company entered into a Small Business Administration loan for $1,012,000. The term of the loan was for 20 years, and was payable in monthly installments that average $7,500 including interest at a rate of 5.57% per annum. The proceeds from this loan were used to pay down a portion of the mortgage loan agreement dated in December 2006. The loan was secured by the land and buildings being held for sale. In June 2008, the Company extinguished this debt from the proceeds received from the sale of land and buildings held for sale and from proceeds received from a secured rate note entered into in June 2008 (see Note 4).

(c) In June 2008, the Company entered into a secured fixed rate note for $790,000. The term of the loan is for twelve months, and is payable in monthly installments of $8,229 at a rate of 12.5% per annum. Any remaining principal and accrued interest balance is due in full on July 1, 2009. The loan has a one year renewal option with lenders consent. The interest on the renewal option is 13.0% or 4.75 points above the then current prime rate plus the Company will have to pay the lender a fee of two points on the recorded loan amount prior to renewal. The proceeds from this loan were used to pay down a portion of the mortgage loan agreement dated in February 2007. The loan is secured by a parcel of land and a building that is currently being held for sale and personal guarantee of majority stockholder. The Company plans to extinguish this debt with the proceeds received for the parcel of land and a building currently held for sale.

NOTE 10 NOTES PAYABLE AND ADVANCES FROM RELATED PARTIES

The Company’s President and Chief Executive Officer loaned the Company funds in exchange for promissory notes. The promissory notes are for a period of 60 months, are due from March 2011 to December 2012, and bear no interest. The Company recorded an imputed interest expense of $12,633 and $22,000 for the six months ended June 30, 2007 and 2008, respectively, for financial statement purposes based on the Company’s average cost of capital of 7.5%. The total amount owed was $423,300 and $473,300 as of December 31, 2007 and June 30, 2008, respectively.

In May 2001, the Company entered into a loan agreement with Autolace, Inc., a business owned by the Company’s current President and Chief Executive Officer. The total balance owed as of December 31, 2007 and June 30, 2008 was $134,000 for both periods. The notes are for a period of 90 months, are due in 2009, are unsecured, and interest is payable monthly at approximately 10.00% per annum.

Future maturities due under notes payable from related parties as of June 30, 2008 are as follows:

Year Ended December 31	Amount
2008	$—
2009	607,300
Thereafter	—
Total future maturities	$607,300

F-11

NOTE 11 COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease office space, automobiles and equipment under non-cancelable operating leases, which expire at various dates through February 2013. Operating lease expenses was $41,074 and $163,932 for the six months ended June 30, 2007 and 2008, respectively.

Future minimum lease payments due under all non-cancelable operating leases as of June 30, 2008 are as follows:

Year Ended December 31	Total
2008	$317,737
2009	330,466
2010	338,774
2011	341,699
2012	231,865
Thereafter	—
Total minimum lease payments	$1,560,541

NOTE 12 DISCONTINUED OPERATIONS

In November 2007, the Company closed the operations of its retail store, Wheel Lots, Inc., a retail operation focused on providing customers the ability to rent-to-own luxury alloy wheels. At June 30, 2008, liabilities of the discontinued business consisted of $30,281 which is the amount recently accepted by management as the Company’s obligation related to the early termination of a facility lease.

NOTE 13 INCOME TAXES

At December 31, 2007, the Company had Federal net operating loss carryforwards of approximately $868,000 expiring beginning in 2008 in varying amounts through 2027. The Company also had California state net operating loss carryforwards of approximately $ 967,000 expiring beginning in 2008 in varying amounts through 2017.

SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. Due to the restrictions imposed by Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carryforwards, the utilization of the Company’s net operating loss carryforwards will likely be limited as a result of cumulative changes in stock ownership. As such, the Company recorded a 100% valuation allowance against its net deferred tax assets as of June 30, 2008 and December 31, 2007. As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded for the six months ended June 30, 2008 and 2007, respectively.

F-12

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”) an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2007, the Company does not have a liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and California. The Company is subject to U.S. federal or state income tax examinations by tax authorities for five years after 2002.

During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of June 30, 2008, the Company has no accrued interest or penalties related to uncertain tax positions.

F-13

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On January 8, 2008, the Registrant appointed Weinberg & Company, PA (“Weinberg”) as the Registrant’s independent auditors for the fiscal years ending December 31, 2007 and 2006.

The Registrant believes that the appointment of Weinberg to audit the Registrant’s financial statements for the fiscal years ending December 31, 2007 and 2006 is in the best interest of the Registrant and its shareholders. During the last two fiscal years, the Registrant did not consult Weinberg on any matters requiring disclosure.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2008	Mizati Luxury Alloy Wheels, Inc

	By:	/s/ Hazel Chu
Name: Hazel Chu
Title: CEO and President

Exhibit
Number	Description

Exhibit 3.1	Restated Articles of Incorporation of Mizati Luxury Alloy Wheels

Exhibit 3.2	By-Laws